UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                     Effective Management Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  282017102
                                 (CUSIP Number)

        Phillip J. Hanrahan, Foley & Lardner, 777 East Wisconsin Avenue,
                         Milwaukee, WI 53202 (414)271-2400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                              January 10, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                         (Continued on following pages)

    CUSIP No. 282017102

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard W. Grelck

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         0

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES          215,676

                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                        0
         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING

                        215,676
        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH

                        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         215,676

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         5.05%

    14   TYPE OF REPORTING PERSON*


         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


   ITEM 1.   Security and Issuer.

             This Schedule 13D (this "Statement") relates to the shares of Common Stock, $.01 par value (the "Common Stock"), of Effective Management Systems, Inc., a Wisconsin corporation ("Effective Management"), which has its principal executive office located at 12000 West Park Place, Milwaukee, WI 53224.

   ITEM 2.   Identity and Background.

             The following sets forth the information required by Items 2(a),
             (b) and (c):

             Richard W. Grelck is the Chief Operating Officer of Effective Management and his business address is 12000 West Park Place, Milwaukee, WI 53224.

             (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)  The Reporting person is a citizen of the United States.

   ITEM 3.   Source and Amount of Funds or Other Consideration.

             The following table sets forth the aggregate consideration paid for the Effective Management Common Stock by the Reporting Person. The table lists the actual owners of the shares.

                   Name            Number of Shares    Aggregate Consideration

              Richard W. Grelck        215,676                  (1)

             (1) The Reporting Person owns of record and beneficially 26,500 shares of Effective Management Common Stock which includes:
             (a) 1,000 shares purchased in February 1994 for $8.00 per share, an aggregate purchase price of $8,000; (b) 400 shares purchased in March 1995 for $6.375 per share, an aggregate purchase price of $2,550, and held for the benefit of his minor child; and (c) 25,100 shares (the "Shares) obtained pursuant to the conversion of 2987.5 shares of common stock and 1612.5 shares preferred stock of Effective Management Systems of Illinois, Inc., an Illinois corporation ("EMS of Illinois"), pursuant to an Agreement of Merger (the "Merger Agreement"), dated as of March 22, 1995, by and among Effective Management, EMS of Illinois, EMS Illinois Acquisition Corp., an Illinois corporation and wholly owned subsidiary of Effective
             Management ("Acquisition Corp."), Richard W. Grelck and
             Daniel E. Long. As a result of the Merger Agreement, Acquisition Corp. was merged with and into EMS of Illinois and EMS of Illinois became a wholly-owned subsidiary of Effective Management (the "Merger"). In addition to the
             Shares, the Reporting Person received $189,980 as cash consideration pursuant to the Merger. See Item 5 below for a description of certain other Common Stock deemed to be beneficially owned by the Reporting Person.

   ITEM 4.   Purpose of Transaction.

             The Reporting Person acquired shares of Effective Management Common Stock to hold primarily for investment. Depending upon market conditions and other factors, the Reporting Person may, from time to time, acquire additional shares of Effective Management Common Stock or dispose of all or any part of his holdings of Effective Management Common Stock.

             The Reporting Person does not have any present plans to cause Effective Management to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any change of its management or its directors, business, corporate structure, capitalization, dividend policy, articles of incorporation, or bylaws; or to delist or terminate the registration of any securities of Effective Management; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

   ITEM 5.   Interest in Securities of the Issuer.

             (a) and (b):   The following set forth the information requires
             by Items 5(a) and 5(b):

             The Reporting Person is the record and beneficial owner of 26,500 shares of Common Stock and presently exercisable options to purchase 189,176 shares of Common Stock over which the Reporting Person has sole voting and dispositive power, the total number of shares of Common Stock beneficially owned by the Reporting Person is 215,676 shares, constituting 5.05% of Effective Management's Common Stock.

             (c)  Not Applicable.

             (d)  Not Applicable.

             (e)  Not Applicable.

   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Not Applicable.

   ITEM 7.   Material to Be Filed as Exhibits.

             Exhibit A -    Agreement of Merger, dated as of March 22, 1995,
                            among Effective Management Systems, Inc., EMS
                            Illinois Acquisition Corp., Effective Management
                            Systems of Illinois, Inc., Richard W. Grelck and
                            Daniel E. Long [Incorporated by reference to
                            Exhibit 2.2 to the Company's Quarterly Report on
                            Form 10-QSB for the quarter ended February 28, 1995].

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated this 27 day of April, 1998.


   /s/ Richard W. Grelck
   Richard W. Grelck

                                INDEX TO EXHIBITS


   Exhibit
   Number         Description

   Exhibit A      Agreement of Merger, dated as of March 22, 1995, among
                  Effective Management Systems, Inc., EMS Illinois
                  Acquisition Corp., Effective Management Systems of
                  Illinois, Inc., Richard W. Grelck and Daniel E. Long
                  [Incorporated by reference to Exhibit 2.2 to the Company's
                  Quarterly Report on Form 10-QSB for the quarter ended
                  February 28, 1995].